                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                AULT INCORPORATED
                            (Name of Subject Company)
                            ------------------------

                            LAKERS ACQUISITION CORP.
                               SL INDUSTRIES, INC.
                       (Names of Filing Persons--Offeror)
                      ------------------------------------

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)
                             ----------------------

                                    051503100
                      (Cusip Number of Class of Securities)
                            ------------------------

                                  JAMES C. TAYLOR
                               SL INDUSTRIES, INC.
                               520 Fellowship Road
                                   Suite A114
                         Mount Laurel, New Jersey 08054
                                 (856) 727-1500
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

|X| Check the box if the filing  relates  solely to  preliminary  communications made before the commencement of a tender offer.

      Check the appropriate  boxes below to designate any  transactions to which
      the statement relates: |X| third-party tender offer subject to Rule 14d-1.
      |_| issuer tender offer subject to Rule 13e-4.
      |_| going-private transaction subject to Rule 13e-3.
      |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

                                                           FOR IMMEDIATE RELEASE
Contact: Mike Verrechia
         Morrow & Co., Inc.
         203-658-9400
         Ault.info@morrowco.com

                       SL INDUSTRIES, INC. ANNOUNCES PLANS
                          TO ACQUIRE AULT INCORPORATED

     MT. LAUREL, NEW JERSEY, DECEMBER 19, 2005 . . . SL INDUSTRIES, INC. (AMEX &
PHLX:SLI)  announced today that it has signed a definitive  agreement to acquire all of the outstanding shares of common stock of Ault Incorporated (NASDAQ:AULT)
(approximately 4,861,000 shares) for $2.90 per share in cash.

     Under the terms of the definitive agreement,  a wholly-owned  subsidiary of
SL  Industries  will  commence  a cash  tender  offer to  acquire  all of Ault's outstanding  shares of common stock.  Upon  completion  of the tender offer,  SL
Industries  will effect a merger  between this  subsidiary and Ault in which the remaining Ault  shareholders  will receive $2.90 per share in cash. In addition,
SL Industries  will cash out Ault stock  options with an exercise  price of less than $2.90 per share and all other  outstanding  options will be  canceled.  The board of directors of Ault has  unanimously  approved  the  acquisition  and has voted to recommend that Ault's  shareholders  accept the tender offer and tender their  Ault  shares.  Following  the  merger,  Ault will  become a  wholly-owned subsidiary of SL Industries.  SL Industries expects to commence the tender offer on or before December 23, 2005.

     Ault has agreed not to seek or solicit other offers or proposals to acquire
Ault,  or to furnish any  non-public  information  or engage in  discussions  or
negotiations   in   connection   therewith,   except   under   certain   limited
circumstances.  Ault has also agreed to pay a break-up  fee of  $750,000  and to reimburse  SL  Industries'  expenses up to $500,000 if this  transaction  is not consummated under certain circumstances.

     The  consummation  of the  transaction  is subject  to certain  conditions, including  the valid  tender in the tender  offer of at least a majority  of the outstanding  shares  of  common  stock  of  Ault  excluding  shares  held  by SL
Industries.

     Commenting on the transaction,  James Taylor, Chief Executive Officer of SL
Industries,  said:  "We are very  excited  about  Ault  becoming  part of the SL
Industries Power Electronics Group.  Ault's broad customer base, presence in the
Asian  market  and  complementary   product  lines  have  tremendous   strategic
potential.  The combination of the Condor and Ault product lines will create the premier power supply resource for the medical and other markets."

NOTICE TO INVESTORS
This announcement is for informational  purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding  shares of Ault common stock described in this  announcement has not commenced.  At the time the offer is commenced,  SL Industries' wholly owned subsidiary  will file a tender offer  statement with the Securities and Exchange
Commission (SEC), and Ault will file a solicitation and recommendation statement with respect to the offer.  The tender offer  statement  (including  an offer to purchase,  a related  letter of transmittal  and other offer  documents) and the solicitation/recommendation  statement will contain  important  information that should be read carefully  before any decision is made with respect to the tender offer.  Those materials will be made available to Ault's security  holders at no expense  to them.  In  addition,  all of those  materials  (and all other  offer documents  filed with the SEC) will be  available  at no charge on the SEC's web site  (WWW.SEC.GOV)  or from Morrow & Co.,  Inc. by calling  203-658-9400  or by email to AULT.INFO@MORROWCO.COM.

ABOUT SL INDUSTRIES
SL Industries, Inc. designs,  manufactures and markets power electronics,  power motion,  power  protection,  teleprotection  and  communications  equipment  and systems  that is used in a variety of  medical,  aerospace,  computer,  datacom,
industrial,   telecom,  transportation  and  electric  power  utility  equipment applications.  For more information about SL Industries,  Inc. and its products, please visit SL Industries' web site at WWW.SLINDUSTRIES.COM.

ABOUT AULT
Ault is a  leading  manufacturer  of power  conversion  products  and is a major
supplier  to  original  equipment   manufacturers  of  wireless  and  wire  line
communications  infrastructure,   computer  peripherals  and  handheld  devices,
medical equipment, industrial equipment and printing/scanning equipment.